BRF S.A.

Publicly Held Company

CNPJ/MF 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

EXTRACT FROM THE MINUTES OF THE ORDINARY MEETING OF THE BOARD OF DIRECTORS

HELD ON FEBRUARY 26, 2024

1.              DATE, TIME AND PLACE: Meeting held on February 26, 2023, at 2 p.m, at BRF S.A.’s (“Company”) office, located at Avenida das Nações Unidas, n° 14.401, 25th floor, Chácara Santo Antônio, in the City of São Paulo, State of São Paulo, Zip Code 04794-000 and via conference call.

2.              CALL AND ATTENDANCE: Call duly carried out under the terms of article 21 of the Company's Bylaws, with the presence of the totality of the members of the Board of Directors, namely: Mr. Marcos Antonio Molina dos Santos, Mr. Sergio Agapito Lires Rial, Mrs. Marcia Aparecida Pascoal Marçal dos Santos, Mrs. Flavia Maria Bittencourt, Mrs. Deborah Stern Vieitas, Mr. Augusto Marques da Cruz Filho, Mr. Pedro de Camargo Neto, Mr. Altamir Batista Mateus da Silva, Mr. Eduardo Augusto Rocha Pocetti and Mr. Aldo Luiz Mendes

3.              PRESIDING BOARD: Chairman: Mr. Marcos Antonio Molina dos Santos. Secretary: Mr. Bruno Machado Ferla.

4.              AGENDA: (i) Call Notice of the Ordinary and Extraordinary Shareholders' Meetings to be held on March 28, 2024 ("OEGM 2024") and Approval of the Management Proposal; (ii) Approval of the Financial Statements for the fiscal year ended December 31, 2023; and (iii) Approval of including a resolution in the management's proposal to be submitted to the Company's 2024 Ordinary and Extraordinary General Meeting regarding the incorporation of PSA Laboratório Veterinário Ltda. ("PSA") and VIP S.A. Empreendimentos e Participações Imobiliárias ("VIP," and collectively with PSA, the "Incorporated") by the Company ("Incorporation"), with the consequent extinction of the Incorporated; (iv) Nomination of a slate for the composition of the Board of Directors; and (v) Nomination of members for the composition of the Fiscal Council.

5.              RESOLUTIONS: The members of the Board of Directors approved, by unanimous vote of those present and without qualification or restrictions, approved the drawing up of the present minutes in summary form and deliberated, after examining and discussing the matters on the Agenda, as follows:

(i)           Call Notice of the OEGM 2024 and Approval of Management Proposal: In accordance with the provisions of Article 12 of the Bylaws, the members of the Board of Directors, by unanimous vote of those present, approved the call notice and the management proposal for the OEGM 2024, to be held on March 28, 2024, at 08:00 a.m., with the consequent publication to the shareholders of the materials and documents necessary for the analysis of the matters included in the agenda, pursuant to the terms of the applicable legislation and regulations.

Extract from the Minutes of the Ordinary Meeting of the Board of Directors held on February 26, 2024.

BRF S.A. Publicly Held Company CNPJ/MF 01.838.723/0001-27 NIRE 42.300.034.240 CVM 1629-2

(ii)         Approval of the Financial Statements for the Fiscal Year ending December 31, 2023: In accordance with the provisions of article 23, (vi), of the Bylaws and with the recommendations of the Audit and Integrity Committee ("CAI"), the members of the Board of Directors unanimously manifested themselves in favor of submitting the Company's Financial Statements for the fiscal year ending December 31, 2023, accompanied by the Management Report, the Explanatory Notes, the Opinions of the Independent Auditors, the Fiscal Council, and the CAI for deliberation at the Company's Ordinary and Extraordinary Shareholders' Meeting. Additionally, Grant Thornton Auditores Independentes Ltda. presented a favorable opinion on the Financial Statements, issuing an unqualified opinion that they present fairly, in all material respects, the individual and consolidated financial position of the Company on December 31, 2023, the individual and consolidated performance of its operations, and its respective individual and consolidated cash flows for the year 2023, in accordance with the accounting practices adopted in Brazil and with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

(iii)        Approval of the inclusion of a resolution in the Management Proposal regarding the Incorporation of VIP and PSA: The members of the Board of Directors unanimously approved the inclusion of an item on the agenda of the Ordinary and Extraordinary General Meeting of the Company regarding the Incorporation of VIP and PSA.

(iv)        Nomination of a slate for the composition of the Board of Directors: The members of the Board of Directors, unanimously, approved the nomination of the slate to compose the Company's Board of Directors for a term of 02 (two) years, to be finalized at the Company's Ordinary General Meeting to be held in the year 2026, with the following names: (i) Marcos Antonio Molina dos Santos; (ii) Marcia Aparecida Pascoal Marçal dos Santos; (iii) Sergio Agapito Lires Rial; (iv) Marcos Fernando Marçal dos Santos; (v) Flávia Maria Bittencourt; (vi) Pedro de Camargo Neto; (vii) Augusto Marques da Cruz Filho; (viii) Eduardo Augusto Rocha Pocetti; and (ix) Márcio Hamilton Ferreira. The slate was proposed by the Company's Board of Directors at the meeting held on February 26, 2024, in accordance with Article 20, caput, and paragraph 7, of the Company's Bylaws.

(v)         Nomination of members for the composition of the Fiscal Council: The members of the Board of Directors, unanimously, approved the nomination of the slate to compose the Fiscal Council of the Company for a term of 01 (one) year, to be concluded at the Company's Ordinary General Meeting to be held in the year 2025, with the following names: Marco Antônio Peixoto Simões Velozo (effective) and Attílio Guaspari (alternate); Ricardo Florence dos Santos (effective) and Antonio Mathias Nogueira Moreira (alternate); and Alexandre Eduardo De Melo (effective) and José Luiz de Souza Gurgel (alternate).

Extract from the Minutes of the Ordinary Meeting of the Board of Directors held on February 26, 2024.

BRF S.A. Publicly Held Company CNPJ/MF 01.838.723/0001-27 NIRE 42.300.034.240 CVM 1629-2

6.              DOCUMENTS FILED AT THE COMPANY: The documents analyzed by the members of the Board of Directors or information presented during the meeting were filed at the Company’s head office.

7.              CLOSURE: There being no other matters to be discussed, the meeting was closed, during which time the present minutes were drawn up in summary form by electronic processing and, having been read and found correct by all those present, were signed.

I certify that the above text is a faithful copy of the minutes which are filed in the Book of the Minutes of the Ordinary and Extraordinary Meetings of the Company´s Board of Directors.

São Paulo, February 26, 2024.

Bruno Machado Ferla

Secretary

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Extract from the Minutes of the Ordinary Meeting of the Board of Directors held on February 26, 2024.